May 7, 2014

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Retirement Funds, Inc. (“Registrant”)

On behalf of the following series and classes: T. Rowe Price Retirement 2060 Fund; T. Rowe Price Retirement 2060 Fund – Advisor Class; T. Rowe Price Retirement 2060 Fund – R Class; T. Rowe Price Target Retirement 2060 Fund; and T. Rowe Price Target Retirement Fund – R Class

File Nos.: 333-92380 / 811-21149

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments received on April 29, 2014, regarding the post-effective amendment filed pursuant to Rule 485(a) on March 14, 2014, to add the new T. Rowe Price Retirement 2060 Fund (and its Advisor and R Classes) and the T. Rowe Price Target Retirement 2060 Fund (and its Advisor Class). Your and our responses are set forth below.

Comment:

There are certain line items in the fee table that refer to “none.” Consider removing those line items from the fee table.

Response:

We intend to retain those items in the fee table for our next filing, but will consider removing them in the future.

Comment:

Section 2 of the prospectus alerts shareholders that large redemptions can adversely affect a portfolio manager’s ability to implement a fund’s investment strategy and that the fund reserves the right to pay proceeds through a redemption in-kind. Consider disclosing a threshold for what the fund considers a “large redemption.”

Response:

We will add a parenthetical to this disclosure that provides $250,000 or more as an example of what the fund may consider a large redemption.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Retirement Funds, Inc.